EXHIBIT 14.3

TAKUNG ART CO., LTD

Policy on Reporting and Investigating Complaints Regarding Accounting, Internal Accounting Controls or Auditing Matters and Concerns Regarding Questionable Accounting or Auditing Matters

Adopted by the Board of Directors on March 18, 2016

Procedures for the Submission of Complaints or Concerns Regarding Financial Statement Disclosures, Accounting, Internal Accounting Control, or Auditing Matters

Section 301 of the Sarbanes-Oxley Act of 2002, the applicable rules of the Securities and Exchange Commission, and the listing standards of the NASDAQ Stock market require the Audit Committee of Takung Art Co., Ltd (the "Company" or “Takung”) to establish formal procedures for: (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential or anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Company is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. Accordingly, in order to facilitate the reporting of concerns and complaints, the Company's Audit Committee has established the following procedures for (1) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including concerns regarding questionable accounting or auditing matters (collectively, "Accounting Matters"), and (2) the confidential or anonymous submission by employees of the Company of concerns regarding Accounting Matters.

Scope of Matters Covered by These Procedures

These procedures relate to concerns or complaints relating to any questionable accounting matters including, without limitation, the following:

•	Fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Company;
•	Fraud or deliberate error in the recording and maintaining of financial records of the Company;
•	Deficiencies in or non-compliance with the Company's internal accounting controls;
•	Misrepresentation or false statement to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports of the Company; or;
•	Deviation from full and fair reporting of the Company's financial condition.

Submission of Complaints

The Company shall promptly forward to the Audit Committee any complaints that it has received regarding financial statement disclosures, accounting, internal accounting controls, or auditing matters.

Any person, including employees, with a concern or complaint regarding Accounting Matters may submit their concern or complaint by sending an e-mail to the Company's Whistleblower E-mail Address at adeble@netvigator.com. The Whistleblower E-mail Address will be accessible only to the members of the Audit Committee.

The person submitting a complaint should include a telephone number in the submission at which he or she may be contacted if the person requests contact or if the Audit Committee determines that contact is appropriate. Whether you identify yourself or not, in order that a proper investigation can be conducted, please provide as much information as you can, sufficient to do proper investigation, including where and when the incident occurred, names and titles of the individuals involved, and as much other detail you can provide.

Retaliation

The Company will not permit any negative or adverse actions to be taken against any employee or individual who in good faith reports a possible violation of law, including any concerns regarding questionable Accounting or auditing matters, even if the report may be mistaken, or against any employee or individual who assists in the investigation of a reported violation. The Company will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any employee in the terms and conditions of employment based upon any lawful actions of an employee with respect to good faith reporting of any concerns or complaints. Retaliation by any employee in any form will not be tolerated. Any act of alleged retaliation should be reported immediately to the Audit Committee and will be promptly investigated.

Confidentiality

The Company will treat all communications under this Policy in a confidential manner, except to the extent necessary (1) to conduct a complete and fair investigation; or (2) for review of Company operations by the Company's Board of Directors, its Audit Committee, the Company's independent public accountants, and the Company's legal counsel.

Employees may forward concerns or complaints regarding Accounting Matters on a confidential or anonymous basis by sending an e-mail to the Company's Whistleblower E-mail Address at adeble@netvigator.com.

Whether you identify yourself or not, in order that a proper investigation can be conducted, please provide as much information as you can, sufficient for the recipient to do proper investigation, including where and when the incident occurred, names and titles of the individuals involved, and as much other detail you can provide.

Taking action to prevent problems is part of Takung’s culture. The Company urges employees and others involved with the Company to come forward without regard to the identity or position of a suspected offender and report possible violations.

Treatment of Complaints

1.	Upon receipt of a concern or complaint, the Chairman of the Audit Committee will (i) determine whether the concern or complaint actually pertains to Accounting Matters and (ii) acknowledge receipt of the concern or complaint to the submitter within ten (10) working days, when such complaint has been lodged on a confidential basis.
2.	Initial inquiries will be made to determine whether an investigation is appropriate, and the form that it should take. Some concerns may be resolved by agreed action without the need for investigation.

3.	The Audit Committee may enlist employees of the Company and/or outside legal, accounting or other advisors, as the Audit Committee determines to be appropriate, to conduct any investigation of complaints relating to Accounting Matters.
4.	The amount of contact between the complainant and the team conducting the investigation will depend on the nature of the issue and the clarity of information provided. Further information may be sought from the complainant.
5.	In conducting any investigation, the Audit Committee shall use reasonable efforts to protect the confidentiality or anonymity of the complainant, consistent with the need to conduct an adequate review.
6.	Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee.
7.	When possible and when determined appropriate by the Audit Committee, notice of any corrective action taken will be reported back to the person who submitted the concern or complaint, if return email or other address is provided by the complainant.
8.	Subject to legal constraints, the complainant may also receive information regarding the outcome of the investigation.

Reporting and Retention of Complaints and Investigations

The Audit Committee will maintain a log of all reported concerns or complaints, tracking their receipt, their investigation, and their resolution and shall prepare a periodic summary report thereof for the Board of Directors. The Audit Committee shall retain, as a part of its records, any such complaints or concerns for a period of not less than seven (7) years.